TYPHOON TUNES, INC.
                        711 S. Carson Street, Suite #4
                            Carson City, NV, 89701
                            Telephone: 775-881-3326

May 10, 2006

Ellie Quarles, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549



RE:  Typhoon Tunes, Inc.
     Amendment No. 3 to Registration Statement on Form SB-2
     Filed May 11, 2006
     File Number 333-131965


Dear Ms. Quarles:

In response to your letter of May 10, 2006, I herewith respectfully submit the following responses, keyed to correspond to your enumerated comments:

Cover Page
----------
1. The disclsoures regarding risks relating to intellectual property laws have been reduced and a cross-reference has been added to the business section in order to condense the cover page into one page.

Risk Factors
------------
2. The mitigating language in Risk Factor 10 has been removed; please see this revised risk factor on pages 11-12.

Thank you again for your kind cooperation and assistance in the review of our filing. If you have any further questions, please contact the undersigned or our legal counsel, Michael M. Kessler, Esq., at 916-239-4000 or via fax at 916-239-4008.

Please note that we have also filed a request for acceleration letter concurrent with the filing of this amendment.

Sincerely,

/s/ James Shepard
President & CEO





JS:rd


Sincerely,

/s/ James Shepard
President & CEO




JS: